# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bright Minds Biosciences Inc., CIK 0001827401
CUSIP: 10919W405
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 19 Vestry Street, New York, New York (NY), 10013
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 454,184; shared voting power 0; sole dispositive power 454,184; shared dispositive power 0; aggregate amount beneficially owned 454,184 (6.4% of the class)
  Comment: The number represents shares of common stock, no par value (the "Common Stock") of Bright Minds Biosciences Inc. (the "Issuer") held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage of class is based on 7,088,639 shares of Common Stock outstanding as of August 22, 2025, as reported in the Issuer's Registration Statement on Form F-3, filed with the Securities and Exchange Commission (the "SEC") on August 26, 2025.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 454,184; shared voting power 0; sole dispositive power 454,184; shared dispositive power 0; aggregate amount beneficially owned 454,184 (6.4% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage of class is based on 7,088,639 shares of Common Stock outstanding as of August 22, 2025, as reported in the Issuer's Registration Statement on Form F-3, filed with the SEC on August 26, 2025.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 47,433; shared voting power 0; sole dispositive power 47,433; shared dispositive power 0; aggregate amount beneficially owned 47,433 (0.7% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage of class is based on 7,088,639 shares of Common Stock outstanding as of August 22, 2025, as reported in the Issuer's Registration Statement on Form F-3, filed with the SEC on August 26, 2025.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 47,433; shared voting power 0; sole dispositive power 47,433; shared dispositive power 0; aggregate amount beneficially owned 47,433 (0.7% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage of class is based on 7,088,639 shares of Common Stock outstanding as of August 22, 2025, as reported in the Issuer's Registration Statement on Form F-3, filed with the SEC on August 26, 2025.

## Item 1. Issuer
Name of issuer: Bright Minds Biosciences Inc.
Address of issuer's principal executive offices: 19 Vestry Street, New York, NY 10013

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC beneficially owns 454,184 shares of Common Stock. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC beneficially owns 47,433 shares of Common Stock. The securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 6.4%
Vivo Opportunity, LLC: 6.4%
Vivo Opportunity Cayman Fund, L.P.: 0.7%
Vivo Opportunity Cayman, LLC.: 0.7%
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 454,184 shares
Vivo Opportunity, LLC: 454,184 shares
Vivo Opportunity Cayman Fund, L.P.: 47,433 shares
Vivo Opportunity Cayman, LLC: 47,433 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Sole power to dispose or to direct the disposition of:
Vivo Opportunity Fund Holdings, L.P.: 454,184 shares
Vivo Opportunity, LLC: 454,184 shares
Vivo Opportunity Cayman Fund, L.P.: 47,433 shares
Vivo Opportunity Cayman, LLC: 47,433 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Statement

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (11/14/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (11/14/2025)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (11/14/2025)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (11/14/2025)
Comment: 99.1 Joint Filing Statement